EXHIBIT 12

SONOCO PRODUCTS COMPANY

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Years Ended December 31
	2017	2016	2015	2014	2013
EARNINGS
Pretax income	$314,554	$441,277	$327,946	$325,707	$292,709
Add: Distributed income from affiliates	6,967	10,231	8,131	9,809	13,631
Add: Fixed charges	81,503	81,195	83,614	81,806	88,704
Add: Amortization of capitalized interest	3,048	3,297	3,244	3,449	2,677

Total Earnings	406,072	536,000	422,935	420,771	397,721
Less: Capitalized interest	(3,083)	(3,250)	(2,571)	(3,248)	(5,946)

Adjusted Earnings	$402,989	$532,750	$420,364	$417,523	$391,775

FIXED CHARGES
Interest expense	$57,220	$54,170	$56,973	$55,140	$59,913
Capitalized interest	3,083	3,250	2,571	3,248	5,946
Portion of rents representative of the interest factor	21,200	23,775	24,070	23,418	22,845

Total Fixed Charges	$81,503	$81,195	$83,614	$81,806	$88,704

Ratio of Earnings to Fixed Charges	4.94	6.56	5.03	5.10	4.42